Exhibit 99.3

Rigetti & Co., Inc.

Consolidated Financial Statements as of

and for the Years Ended January 31, 2021

and 2020,

and Independent Auditor’s Report

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	1-2

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 and 2020:

Consolidated Balance Sheets	1

Consolidated Statements of Operations	2

Consolidated Statements of Comprehensive Loss	3

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6-33

Tel:	509-747-8095	601 W. Riverside Ave., Suite 900
Fax:	509-747-0415	Spokane, WA 99201
www.bdo.com

Independent Auditor’s Report

Board of Directors

Rigetti & Co., Inc.

Berkeley, CA

Opinion

We have audited the consolidated financial statements of Rigetti & Co., Inc. (the Company), which comprise the consolidated balance sheets as of January 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

1

Tel:	509-747-8095	601 W. Riverside Ave., Suite 900
Fax:	509-747-0415	Spokane, WA 99201
www.bdo.com

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Spokane, Washington

June 23, 2021

2

RIGETTI & CO., INC.

CONSOLIDATED BALANCE SHEETS

	January 31,
	2021	2020
Assets
Current assets:
Cash	$22,202,388	$308,707
Accounts receivable	479,374	188,975
Prepaid expenses and other current assets	1,035,703	1,126,305

Total current assets	23,717,465	1,623,987
Property and equipment, net	20,140,872	20,039,703
Restricted cash	317,134	317,134
Other assets	129,363	127,115
Goodwill	5,377,255	5,377,255

Total assets	$49,682,089	$27,485,194

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,107,924	$3,102,961
Accrued expenses and other current liabilities	1,603,299	1,074,467
Convertible notes	—	26,892,459
Deferred revenue—current	491,827	1,850,482
Simple agreement for future equity	—	1,882,397

Total current liabilities	3,203,050	34,802,766
Other liabilities	381,300	301,201

Total liabilities	3,584,350	35,103,967
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, par value $0.000001 per share. 102,891,847 and 14,457,554 shares authorized at January 31, 2021 and 2020, respectively; 98,726,505 and 14,154,064 shares issued and outstanding at January 31, 2021 and 2020, respectively (aggregate liquidation preference of $89,524,504 and $120,921,799 at January 31, 2021 and 2020, respectively)	81,523,141	120,793,893
Stockholders’ deficit:
Common stock, par value $0.000001 per share. 170,333,338 and 25,400,000 shares authorized at January 31, 2021 and 2020, respectively; 21,071,085 and 8,165,828 of shares issued and outstanding at January 31, 2021 and 2020, respectively	21	8
Additional paid-in capital	133,407,584	14,364,973
Accumulated other comprehensive gain (loss)	56,825	(15,311)
Accumulated deficit	(168,889,832)	(142,762,336)

Total stockholders’ deficit	(35,425,402)	(128,412,666)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$49,682,089	$27,485,194

The accompanying notes are an integral part of these consolidated financial statements.

RIGETTI & CO., INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	January 31,
	2021	2020
Revenue:
Service	$3,162,507	$527,153
Subscription	2,380,091	208,329

Total revenue	5,542,598	735,482
Cost of revenue	1,491,610	288,162

Total gross profit	4,050,988	447,320
Operating expenses:
Research and development	20,965,527	23,914,580
General and administrative	17,332,374	23,495,377
Sales and marketing	844,734	739,322

Total operating expenses	39,142,635	48,149,279

Loss from operations	(35,091,647)	(47,701,959)

Other income (expense), net:
Gain on extinguishment of debt	8,913,532	—
Change in fair value of convertible notes	—	(5,191,117)
Change in fair value of simple agreement for future equity	—	(382,397)
Interest income (expense), net	8,488	(670,848)
Other income	42,131	130,000

Total other income (expense), net	8,964,151	(6,114,362)

Net loss	$(26,127,496)	$(53,816,321)

The accompanying notes are an integral part of these consolidated financial statements.

RIGETTI & CO., INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended
	January 31,
	2021	2020
Net loss	$(26,127,496)	$(53,816,321)
Other comprehensive loss:
Foreign currency translation gain (loss)	72,136	(15,311)

Comprehensive loss	$(26,055,360)	$(53,831,632)

The accompanying notes are an integral part of these consolidated financial statements.

RIGETTI & CO., INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE

PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Redeemable Convertible					Accumulated Other
	Preferred Stock		Common Stock			Comprehensive Gain
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	(Loss)	Accumulated Deficit	Total Stockholders’ Deficit
Balance, January 31, 2019	14,139,106	$120,671,893	6,729,852	$7	$5,881,857	$—	$(88,946,015)	$(83,064,151)

Common Stock Issued as Acquisition Consideration	—	—	1,325,473	1	5,572,453	—	—	5,572,454
Issuance of Common Stock upon Exercise of Stock Options	—	—	135,774	—	130,045	—	—	130,045
Forfeiture of Common Stock upon Cashless Exercise of Stock Options	—	—	(25,271)	—	—	—	—	—
Exercise of Series B-2 Preferred Stock Warrants	14,958	122,000	—	—	—	—	—	—
Stock-Based Compensation	—	—	—	—	2,780,618	—	—	2,780,618
Foreign Currency Translation Loss	—	—	—	—	—	(15,311)	—	(15,311)
Net Loss	—	—	—	—	—	—	(53,816,321)	(53,816,321)

Balance, January 31, 2020	14,154,064	$120,793,893	8,165,828	$8	$14,364,973	$(15,311)	$(142,762,336)	$(128,412,666)

Conversion of Series B/A Preferred Stock to Common Stock upon Equity Restructuring	(14,154,064)	(120,793,893)	3,538,484	4	120,793,889	—	—	120,793,893
Issuance of Common Stock upon Modification of Convertible Notes	—	—	6,874,309	7	1,443,598	—	—	1,443,605
Issuance of Series C Preferred Stock, Net	59,575,811	52,786,276	—	—	—	—	—	—
Issuance of Common Stock Warrants to Investors	—	—	—	—	1,236,600	—	—	1,236,600
Issuance of Series C-1 Preferred Stock to Participating Series B/A Preferred Stock Holders	11,415,620	7,734,083	—	—	(7,734,083)	—	—	(7,734,083)
Issuance of Series C, C-1, Common Stock and Warrants upon Conversion of Notes	26,131,870	19,812,252	2,036,617	2	489,875	—	—	489,877
Issuance of Series C and C-1 upon Conversion of SAFE	1,603,204	1,190,530	—	—	—	—	—	—
Issuance of Common Stock Warrants to Customer	—	—	—	—	154,330	—	—	154,330
Exercise of Common Stock Warrants	—	—	70,000	—	14,980	—	—	14,980
Issuance of Common Stock upon Exercise of Stock Options	—	—	238,576	—	51,384	—	—	51,384
Issuance of Common Stock upon Release of Acquisition Escrow	—	—	147,271	—	—	—	—	—
Stock-Based Compensation	—	—	—	—	2,592,038	—	—	2,592,038
Foreign Currency Translation Gain (Loss)	—	—	—	—	—	72,136		72,136
Net Loss	—	—	—	—	—	—	(26,127,496)	(26,127,496)

Balance, January 31, 2021	98,726,505	$81,523,141	21,071,085	$21	$133,407,584	$56,825	$(168,889,832)	$(35,425,402)

The accompanying notes are an integral part of these consolidated financial statements.

RIGETTI & CO., INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31,
	2021	2020
Cash flows from operating activities
Net loss	$(26,127,496)	$(53,816,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,299,263	3,941,859
Stock-based compensation	2,592,038	2,780,618
Gain on extinguishment of debt	(8,913,532)	—
Change in fair value of convertible notes	—	5,191,117
Change in fair value of simple agreement for future equity	—	382,397
Changes in operating assets and liabilities:
Accounts receivable	(290,399)	312,304
Prepaid expenses and other current assets	244,932	(833,709)
Other assets	(2,248)	103,162
Deferred revenue	(1,659,856)	2,028,229
Accounts payable	(1,995,037)	1,919,491
Accrued expenses and other current liabilities	1,403,772	1,102,038
Other liabilities	381,300	—

Net cash used in operating activities	(30,067,263)	(36,888,815)

Cash flows from investing activities
Business Combination, net of cash acquired	—	149,484
Purchases of property and equipment	(4,400,432)	(3,093,840)

Net cash used in investing activities	(4,400,432)	(2,944,356)

Cash flows from financing activities
Proceeds from issuance of convertible notes	2,200,000	19,950,000
Proceeds from issuance of preferred stock and warrants, net	54,022,876	—
Repayment of debt	—	(2,839,261)
Proceeds from issuance of common stock upon exercise of stock options	51,384	130,045
Proceeds from issurance of common stock upon exercise of warrants	14,980	—
Simple agreement for future equity	—	1,500,000

Net cash provided by financing activities	56,289,240	18,740,784

Effect of changes in exchange rate on cash and restricted cash	72,136	(15,311)
Net increase (decrease) in cash and restricted cash	21,893,681	(21,107,698)
Cash and restricted cash at beginning of period	625,841	21,733,539

Cash and restricted cash at end of period	$22,519,522	$625,841

Supplemental disclosure of cash flow information:
Cash paid for interest	$51,666	$170,098
Supplemental disclosure of non-cash investing activity:
Fair value of common stock issued as consideration for Business Combinations	$—	$5,572,454
Supplemental disclosure of non-cash financing activity:
Exercise of series B-2 redeemable convertible preferred stock warrants	$—	$122,000
Conversion of redeemable convertible preferred stock to common stock upon equity recapitalization	$120,793,893	$—
Conversion of convertible notes to redeemable convertible preferred stock and warrants	$19,874,439	$—
Issuance of redeemable convertible preferred stock upon equity recapitalization	$7,734,083	$—
Issuance of common stock in connection with debt modification	$1,443,605	$—
Conversion of SAFE to redeemable convertible preferred stock	$1,190,530	$—
Conversion of convertible notes to common stock	$427,690	$—
Issuance of warrants to customer	$154,330	$—

The accompanying notes are an integral part of these consolidated financial statements.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

1.	DESCRIPTION OF BUSINESS

Rigetti & Co., Inc. (“Rigetti”) and its subsidiaries (collectively, the “Company”), builds quantum computers and the superconducting quantum processors that power them. Through the Company’s Quantum Cloud Services (QCS) platform, the Company’s machines can be integrated into any public, private or hybrid cloud. The Company offers product types of Platform, Research and Software Tools usage in application areas of benchmarking, chemical simulation, education/entertainment, machine learning, and optimization. Rigetti was incorporated in the State of Delaware in 2013.

The Company is located and headquartered in Berkeley, CA. Other offices operated by the Company are in Fremont, California, London, United Kingdom and Adelaide, Australia. The Company’s revenue is derived primarily from operations in the United States.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

COVID-19—In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic and the virus has continued to spread throughout the countries in which the Company operates. As a result of this outbreak, the Company temporarily closed all offices, but continued to provide services to customers through a remote workforce. The outbreak of COVID-19 may have various of potential implications on the Company’s research and development activities, which may impact revenue and cash flows. If the global economic impact of COVID-19 is long-term and significant, it may result in an impairment to the Company’s long-lived assets. As of January 31, 2021 and 2020, the Company’s financial position was not significantly impacted due to the effects of COVID-19.

On March 27, 2020, the “Coronavirus Aid, Relief and Economic Security (CARES) Act” (the “Act”) was signed into law. The Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, and modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company analyzed the provisions of the Act and determined there was no significant impact to its tax provision for the years ended January 31, 2021 and 2020.

Liquidity— The Company has incurred net losses since inception, experienced negative cash flows from operations, and has an accumulated deficit of $168,889,832 as of January 31, 2021. The Company has historically financed its operations primarily through the issuance of preferred stock, warrants and convertible notes. The Company expects operating losses and negative cash flows from operations to continue for the foreseeable future, but is focused on reducing operating expenses and has significantly reduced expenses in fiscal 2020 compared to fiscal 2019.    The Company believes its current capital resources, together with additional debt financing secured in 2021 (for which $20,000,000 was drawn between March and May of 2021 – see Note 15) will be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these consolidated financial statements. The Company will be required to raise additional capital, however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, it would have a negative impact on the Company’s financial condition and could force the Company to delay, limit, reduce, or terminate product development.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US “GAAP”).

Prior Period Reclassifications—Certain prior period amounts have been reclassified to conform to the current period presentation. “Unbilled Receivables” were reclassified from “Other Current Assets” to “Accounts Receivable” on the Company’s consolidated balance sheets.

Use of Estimates—The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Such management estimates include, but are not limited to, the fair value of share based awards, fair value of convertible notes, fair value of the convertible preferred stock warrants, goodwill and intangible assets, accrued liabilities and contingencies, depreciation and amortization periods, and accounting for income taxes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could materially differ from those estimates.

Principals of Consolidation—The consolidated financial statements include the accounts of Rigetti and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Segments—Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”). The Company’s Chief Executive Officer is its CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment.

Foreign Currency— The Company’s reporting currency is the US dollar. The functional currency of the Company’s foreign subsidiaries are the local currencies (UK pounds sterling and Australian dollars), as it is the monetary unit of account of the principal economic environment in which the Company’s foreign subsidiaries operate. All assets and liabilities of the foreign subsidiaries are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into US dollars is reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive gain (loss). Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in other income (expense), net in the consolidated statements of operations.

Comprehensive Loss—Comprehensive loss consists of two components, net loss and other comprehensive loss. The Company’s other comprehensive loss consists of foreign currency translation adjustments that result from consolidation of its foreign entities.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Cash and Restricted Cash—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash. As of January 31, 2021 and 2020, cash consists primarily of checking and savings deposits. The Company’s restricted cash balance classifies all cash whose use is limited by contractual provisions. As of January 31, 2021 and 2020, restricted cash consists of cash secured as collateral for letters of credit in favor of the Company’s landlord and its corporate credit card program. The Company may not access these funds until it vacates this office space (leases expire in 2026).

The following table provides a reconciliation of cash and restricted cash in the consolidated balance sheets to the total amount shown in the consolidated statements of cash flows:

	January 31,
	2021	2020
Cash	$22,202,388	$308,707
Restricted cash	317,134	317,134

Total cash and restricted cash	$22,519,522	$625,841

Accounts Receivable— Accounts receivable are recorded at invoice value, net of allowance for doubtful accounts. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. As of January 31, 2021 and 2020, the Company does not have any allowances for doubtful accounts.

Property and Equipment, Net—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for furniture and information technology hardware (“IT hardware”), seven years for process equipment, and ten years for quantum computer and fridges. Leasehold improvements are amortized over the shorter of the lease-term or the estimated useful life of the related asset. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in other income (loss) in the consolidated statements of operations.

Goodwill—Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. The Company evaluates goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. Goodwill is tested for impairment by comparing the reporting unit’s carrying value, including goodwill to the fair value of the reporting unit. The Company has one reporting unit and for its annual goodwill impairment test, the Company determined the fair value of our reporting unit based on our enterprise value. The Company may elect to utilize a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than it’s carrying value. If, after assessing the qualitative factors, the Company determines that it is more likely than not that the fair value of the reporting unit is less than it’s carrying value, an impairment analysis will be performed. There was no goodwill impairment recorded for the years ended January 31, 2021 and 2020.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Redeemable Convertible Preferred Stock Warrant Liability— Redeemable convertible preferred stock warrants are classified as liabilities on the consolidated balance sheet. The warrants are subject to remeasurement at each consolidated balance sheet date, and any change in fair value is recognized as a component of other income (expense). The fair value of these warrants is determined by the Company based on the Black-Scholes option-pricing valuation model, which requires the input of highly subjective assumptions, including the estimated fair value of the underlying redeemable convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends, and expected volatility of the price of the underlying redeemable convertible preferred stock. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, at which time all redeemable convertible preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified into stockholders’ deficit.

Prior to the year ended January 31, 2020, the Company had issued a warrant to acquire 14,958 shares of series B-2 redeemable convertible preferred stock in conjunction with a revenue contract (see Revenue Recognition for additional details). The series B-2 redeemable convertible preferred stock warrants had a 10-year contractual term and an exercise price of $0.000001 per share. The Company had classified the series B-2 redeemable convertible preferred stock warrants as liabilities due to the contingently redeemable nature of the underlying series B-2 redeemable convertible preferred stock. In January 2020, the holder exercised the series B-2 redeemable convertible preferred stock warrant in full, with the Company receiving the nominal cash exercise price. As part of the exercise, the Company estimated that the fair value of the series B-2 redeemable convertible preferred stock warrant was $122,000 (no change in fair value identified), and this fair value was reclassified as a component of the carrying value of the series B-2 redeemable convertible preferred stock.

Revenue Recognition—The Company recognizes revenue in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) and accounts for certain contract costs in accordance with FASB’s Accounting Standards Codification (“ASC”) 340-40, Other Assets and Deferred Costs—Contracts with Customers.

The Company recognizes revenue from contracts with customers by applying the following five-step model:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when (or as) performance obligations are satisfied

Revenue consists of fixed fees related to access to Rigetti quantum computing systems, collaborative research services, professional services, and the sale of custom quantum computing components. Access to Rigetti quantum computing systems can be purchased as a quantum computing subscription, or on a usage basis for a specified quantity of hours. Revenue related to subscription-based access to Rigetti quantum computing systems (i.e., quantum computing subscriptions) is recognized on a ratable basis over the subscription term, which can range from six months to two years. Revenue related to usage-based access to Rigetti quantum computing systems is

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

recognized over time as the systems are accessed using an output method based on compute credit hours expended. Revenue related to collaborative research services and professional services is recognized over time as the services are provided using an input measure based on actual labor hours incurred to date relative to total estimated labor hours needed to complete the program or total contracted hours over the program period. Revenue related to the sale of custom quantum computing components is recognized at a point in time upon acceptance by the customer. The Company has elected to treat shipping and handling activities related to contracts with customers as fulfillment costs, and not as separate performance obligations, and accrues the related costs when the related revenue is recognized.

When the Company’s contracts with customers contain multiple performance obligations, the transaction price is allocated on a relative standalone selling price basis to each performance obligation. The Company typically determines standalone selling price based on observable selling prices of its products and services. In instances where standalone selling price is not directly observable, standalone selling price is determined using information that may include market conditions and other observable inputs. Standalone selling price is typically established as a range. In situations in which the stated contract price for a performance obligation is outside of the applicable standalone selling price range and has a different pattern of transfer to the customer than the other performance obligations in the contract, the Company will reallocate the total transaction price to each performance obligation based on the relative standalone selling price of each.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s contracts with customers may include renewal or other options at fixed prices. Determining whether such options are considered distinct performance obligations that provide the customer with a material right and therefore should be accounted for separately requires significant judgment. Judgment is required to determine the standalone selling price for each renewal option to determine whether the renewal pricing is reflective of standalone selling price or is reflective of a discount that would provide the customer with a material right. Based on the Company’s assessment of standalone selling prices, the Company determined that there were no significant material rights provided to its customers requiring separate recognition.

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. If revenue has not yet been recognized, a contract liability (deferred revenue) is also recorded. If revenue is recognized in advance of the right to invoice, a contract asset (unbilled receivable) is recorded.

In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and services and not to receive financing from or provide financing to the customer. Additionally, the Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Payment terms on invoiced amounts are typically net 30 days. The Company does not offer rights of return for its products and services in the normal course of business, and contracts generally do not include service-type warranties that provide any incremental service to the customer beyond providing assurance that the goods and services conform to applicable specifications or customer-specific or subjective acceptance provisions. The Company also excludes from revenue government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers.

Costs of Obtaining and Fulfilling Contracts—The Company has elected to apply the practical expedient to expense contract acquisition costs as incurred when the expected amortization period is one year or less. The Company capitalizes incremental costs incurred to fulfill its contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the Company’s performance obligation(s) under the contract, and (iii) are expected to be recovered through revenue generated under the contract.

Cost of Revenue— Cost of revenue consists primarily of compensation, bonuses, employee taxes and benefit costs of program management and collaboration services personnel associated with the delivery of goods and services to customers.

Research and Development—Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include compensation, employee benefits, and stock-based compensation for technology developers and product management employees as well as fees paid to outside consultants and the amortization of capitalized software costs for the Company’s proprietary technology. As of January 31, 2021 and 2020, no research and development costs have been capitalized.

General and Administrative—General and administrative expenses include compensation, employee benefits, and stock-based compensation for executive management, finance administration and human resources, facility costs (including rent), bad debt costs, professional service fees, and other general overhead costs including depreciation to support the Company’s operations.

Sales and Marketing—Sales and marketing expenses consisted primarily of compensation, and employee benefits of sales and marketing employees, as well as fees paid to outside consultants, travel and marketing and promotion costs.

Capitalized Software— The Company capitalizes the costs to develop its internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are included in property and equipment in the consolidated balance sheets and are amortized on a straight-line basis over the estimated useful life of the related asset. These capitalized costs are primarily related to the software infrastructure supporting the quantum computing services purchased by customers. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. During the years ended January 31, 2021 and 2020, no capitalized software has been recorded.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Impairment of Long-Lived Assets—Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amounts of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. During the years ended January 31, 2021 and 2020, no impairment charge has been recorded.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of January 31, 2021 and 2020, the Company has recorded a full valuation allowance against its deferred tax assets.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense.

Stock-Based Compensation—The Company’s stock-based compensation program grants awards that may include stock options, restricted and unrestricted stock awards and restricted stock units. The fair values of stock option grants are estimated as of the date of grant using a Black-Scholes option valuation model, which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term participants will retain their vested stock options before exercising them, the estimated volatility of its common stock price over the expected term, the risk free rate, and expected dividend yield. The fair values of restricted stock awards are based on the fair value of the Company’s common stock on the date of grant. The estimated fair values of the employee stock awards are then expensed over the requisite service period, which is generally the awards’ vesting period, and uses the straight-line method to recognize stock-based compensation.

The accounting for awards granted to consultants and nonemployees is largely consistent with the accounting for such awards granted to employees, with the exception that the fair value of the awards may be measured based on the expected term or the contractual term of the award and the fair value is recognized in the same period and in the same manner the Company would if it had paid cash for the related services.

The Company has elected to account for forfeitures of employee stock awards as they occur. Upon any exercise of stock option awards, the Company issues new shares of common stock, unless there are treasury shares available for reissuance at that time.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Fair Value Measurements— Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expanded disclosure requirements about fair value measurements.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company invests its excess cash in low-risk, highly liquid money market funds and certificates of deposit with a major financial institution.

Significant customers are those which represent 10% or more of the Company’s revenue or accounts receivable balance at each balance sheet date. During the year ended January 31, 2021, three customers accounted for approximately 78% of the Company’s revenue and one customer accounted for approximately 87% of the Company’s accounts receivable. During the year ended January 31, 2020, four customers accounted for approximately 82% of the Company’s revenue and 97% of the Company’s accounts receivable.

Customers accounting for 10% or more of the Company’s revenue during the years ended January 31, 2021 and 2020 were:

Customer	2021	2020
Customer A	32%	16%
Customer B	31%	*
Customer C	15%	32%
Customer D	*	24%
Customer E	*	10%

*	Customer accounted for less than 10% of revenue in the respective year

All revenues derived from major customers noted above are included in the Americas region in Note 13.

Employee Benefit Plan—The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by Internal Revenue Service. There were no employer contributions under this plan during the years ended January 31, 2021 and 2020.

Business Combinations—The Company accounts for business combinations using the acquisition method of accounting. The Company allocates the purchase price of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Recent Accounting Pronouncements— In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires recognition of a lease asset and lease liability for all leases with a term of greater than 12 months regardless of their classification. In May 2020, the FASB issued ASU 2020-05 which defers the effective date of ASU 2016-02 one year making it effective for annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2023. These standards require that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used, and establishes additional disclosures related to credit risks. For available-for-sale debt securities with unrealized losses, these standards now require allowances to be recorded instead of reducing the amortized cost of the investment. These standards limit the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU eliminates Step 2 of the goodwill impairment test, which required comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. This amendment will become effective for annual periods beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and by improving consistent application of other areas of Topic 740. The new standard is effective for annual reporting periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt–Debt with Conversion and Other Options (Subtopic 470-20 and Derivatives and Hedging–Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The objective of this update is to simplify the accounting for convertible preferred stock by removing the existing guidance in ASC 470-20, “Debt: Debt with Conversion and Other Options,” that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. This amendment also further revises the guidance in ASU 260, “Earnings per Share,” to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. ASU 2020-06 is effective for annual reporting periods beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

In May 2021, the FASB issued ASU 2021-04, ‘Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This ASU provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) How an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) How an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) How an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. ASU 2021-04 is effective for annual reporting periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

3.	REVENUE RECOGNITION

The following tables depict the disaggregation of revenue according to the type of good or service and timing of transfer of goods or services:

	Year Ended January 31,
Type of Goods or Service	2021	2020
Collaborative research and other professional services	$2,919,507	$479,653
Access to quantum computing systems	2,380,091	208,329
Quantum computing components	243,000	47,500

	$5,542,598	$735,482

Timing of Revenue Recognition
Revenue recognized at a point in time	$243,000	$47,500
Revenue recognized over time	5,299,598	687,982

	$5,542,598	$735,482

Selected consolidated balance sheet line items that reflect accounts receivable, contract assets and liabilities as of January 31, 2021 and 2020 were as follows:

	2021	2020
Trade receivables, net	$327,301	$165,225
Unbilled receivables	$152,073	$23,750
Deferred revenue—current	$(491,827)	$(1,850,482)
Deferred revenue—non-current	$—	$(301,201)

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Changes in deferred revenue from contracts with customers were as follows:

	Year Ended January 31,
	2021	2020
Balance at beginning of period	$(2,151,683)	$(339,536)
Deferral of revenue	(364,545)	(2,062,773)
Recognition of deferred revenue	2,024,401	250,626

Balance at end of period	$(491,827)	$(2,151,683)

The Company expects to recognize estimated revenues related to performance obligations that are unsatisfied (or partially satisfied) in the amounts of approximately $5,385,980 during the year ended January 31, 2022, $1,061,538 during the year ended January 31, 2023, and $650,430 during the year ended January 31, 2024.

Deferred Contract Acquisition and Fulfillment Costs—The Company has not identified any costs that are incremental to the acquisition of customer contracts that would be capitalized as deferred costs on the balance sheet in accordance with ASC 340-40. Incremental costs incurred to fulfill the Company’s contracts that meet the capitalization criteria in ASC 340-40 have historically been immaterial. Accordingly, the Company has not capitalized any contract fulfillment costs as of January 31, 2021 and 2020.

4.	BUSINESS COMBINATIONS

On July 29, 2019, Rigetti entered into an asset purchase agreement (the “Qx Branch Purchase Agreement”) and purchased select assets and assumed select liabilities from the members (the “QxBranch Sellers”) of QxBranch UK Limited and QxBranch Australia Pty Ltd (collectively, “QxBranch”). QxBranch is a data analysis and quantum computing software company, which provided analytics services and research and development for quantum computing technology. The Company acquired QxBranch as a strategic acquisition to expand and complement the service offerings and expand the client base. The Company was not specifically positioned for direct customer engagement, and the service offering, and workforce provided by QxBranch would allow Rigetti to provide services directly to consumers.

In accordance with the Qx Branch Purchase Agreement, on July 29, 2019 (the “QxBranch Closing Date”), the Buyer completed the acquisition and obtained control of QxBranch and their related assets (the “QxBranch Acquisition”). The aggregate purchase price consideration transferred from the Buyers to the QxBranch Sellers totaled $5,572,454 of equity in the form of Rigetti common stock.

At the QxBranch Acquisition closing, equity consideration of $569,196 was transferred to be held in escrow related to general representations and warranties indemnifications. Pursuant to the Qx Branch Purchase Agreement, the balance of the escrow funds was distributed to the QxBranch Sellers within 2 days after the 12 month anniversary of the QxBranch Acquisition.

Goodwill recorded as part of the acquisition is amortized for tax purposes over 15 years.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the QxBranch Acquisition:

Cash	$149,484
Accounts receivable	96,279
Other current assets	20,910
Goodwill	5,377,255
Accounts payable	(8,842)
Accrued expenses and other current liabilities	(62,632)

$5,572,454

The consolidated financial statements include results of operations following the consummation of the QxBranch Acquisition for the period July 29, 2019 through January 31, 2020. Unaudited pro forma disclosures of revenue and net loss for fiscal 2020 have been omitted as the impact of QxBranch Acquisition as of the beginning of the prior fiscal year would be immaterial to the Company’s results for fiscal 2020.

Acquisition related expenses for the QxBranch Acquisition totaled of $10,409 and were expensed as incurred. These expenses were recognized as a component of general and administrative costs in the Company’s consolidated statements of operations.

5.	FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

At January 31, 2021, there were no assets or liabilities measured at fair value.

The fair value measurements of assets and liabilities that are measured at fair value at January 31, 2020 are as follows:

	Fair Value Hierarchy
Year Ended January 31, 2020	Level 1	Level 2	Level 3
Liabilities:
Convertible Notes	$—	$—	$26,892,459
Simple agreement for future equity	$—	$—	$1,882,397

Total Liabilities	$—	$—	$28,774,856

There were no transfers between Level 1 or Level 2, or transfers in or out of Level 3 of the fair value hierarchy during the years ended January 31, 2021 and 2020.

The Company has further discussed the key aspects of the fair value measurements described above in Note 8 to the financial statements. There have been no changes in fair value measurement techniques during the years ended January 31, 2021 and 2020.

A summary of the changes in the fair value of the Company’s Level 3 financial instruments as of January 31, 2021 and 2020 are as follows:

	Convertible Notes	Simple agreement for future equity	Redeemable Convertible Preferred Stock Warrant Liability
Balance—January 31, 2019	$1,751,342	$—	$122,000
Issuances	19,950,000	1,500,000	—
Settlement	—	—	(122,000)
Loss on change in fair value	5,191,117	382,397	—

Balance—January 31, 2020	$26,892,459	$1,882,397	$—

Issuances	—	—	—
Settlement	(26,892,459)	(1,882,397)	—
Loss on change in fair value	—	—	—

Balance—January 31, 2021	$—	$—	$—

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

6.	SUPPLEMENTAL FINANCIAL STATEMENTS INFORMATION

Property and Equipment, Net

Property and equipment as of January 31, 2021 and 2020 are composed of the following:

	2021	2020
Quantum computing fridges	$14,251,579	$13,009,936
Process equipment	12,747,756	10,705,887
Leasehold improvements	4,077,646	3,063,322
IT Hardware	1,999,082	1,896,486
Furniture and other assets	1,246,067	1,246,067

Total property and equipment	$34,322,130	$29,921,698
Less: Accumulated depreciation	(14,181,258)	(9,881,995)

Property and equipment—net	$20,140,872	$20,039,703

Total depreciation expense for the years ended January 31, 2021 and 2020 was $4,299,263 and $3,941,859, respectively. The Company has not acquired any property and equipment under capital leases.

Accrued Expenses and Other Current Liabilities

	January 31,
	2021	2020
Accrued Interest on Debt	$—	$823,274
Accrued Payroll and Other Payroll Costs	739,893	188,299
Accrued Taxes and Other Tax Costs	451,545	—
Accrued Professional Fees and Other	411,861	62,894

	$1,603,299	$1,074,467

7.	COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office spaces under noncancelable operating lease agreements, which expire in 2026. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities and will be required to pay any increases over the base year of these expenses on the remainder of the Company’s facilities.

Rent expense for operating leases for the years ended January 31, 2021 and 2020, was $1,722,040 and $1,451,238, respectively. The Company also recognized $381,300 in deferred rent as of January 31, 2021 primarily relating to one of its office spaces, which was recorded within other liabilities on the Company’s consolidated balance sheets. No deferred rent was recognized as of January 31, 2020.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Future minimum lease payments under non-cancelable operating leases as of January 31, 2021 are as follows:

Years Ending January 31,
2022	$1,711,575
2023	1,477,694
2024	656,426
2025	676,118
2026	696,402

Total minimum future lease payments	$5,218,215

Litigation—From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

As of January 31, 2021 and 2020, the Company has not been subject to any pending litigation claims.

8.	FINANCING ARRANGEMENTS

Loan and Security Agreement

In October 2016, the Company entered into a loan and security agreement with a venture lender, providing for a non-revolving term loan credit facility. The original term loan drawn by the Company in October 2016 totaled $6,000,000 (the “Term Loan”) and was fully repaid as of January 31, 2020, of which $2,839,261 was repaid during the year ended January 31, 2020. The Term Loan incurred interest at a rate of 9.0% per annum, payable monthly.

The Term Loan included certain negative covenants, primarily consisting of restrictions on the Company’s ability to incur indebtedness, pay dividends, execute fundamental change transactions, and other specified actions. The Term Loan was collateralized by substantially all of the Company’s assets.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Convertible Notes

In November 2018, the Company entered into convertible promissory note arrangements pursuant to which the Company borrowed $1,500,000 (the “2018 Convertible Notes”). In June 2019 and August 2019, the Company entered into convertible promissory note arrangements pursuant to which the Company borrowed $19,700,000 and $250,000, respectively (collectively, the “2019 Convertible Notes”). The 2018 Convertible Notes and 2019 Convertible Notes are collectively referred to as the “Initial Convertible Notes.”

The 2018 Convertible Notes accrued interest at 4.0% per annum and the 2019 Convertible Notes accrued interest at 6.0% per annum, on the outstanding principal balance, payable at maturity. The Initial Convertible Notes were due and payable on the earlier of (i) when requested by a majority of the lenders on or after November 26, 2020 (for the 2018 Convertible Notes) or December 11, 2020 (for the 2019 Convertible Notes), or (ii) when, upon the occurrence of an event of default, such amounts are declared due and payable by the lenders or become automatically due and payable. The Initial Convertible Notes were not prepayable by the Company without the consent of a majority of the lenders.

The Initial Convertible Notes principal and accrued interest were automatically convertible upon a qualified financing event at a conversion price per share equal to the lesser of (i) an amount equal to 85% (2018 Convertible Notes) or 80% (2019 Convertible Notes) of the lowest price per share paid by other investors for the preferred stock sold in the qualified financing and (ii) the price obtained by dividing $600,000,000 (2018 Convertible Notes) or $300,000,000 (2019 Convertible Notes) by the number of fully diluted shares outstanding immediately prior to the qualified financing. In addition, the 2019 Convertible Notes were optionally convertible upon a non-qualified financing event under the same conversion terms as described above.

The Initial Convertible Notes principal and accrued interest were optionally convertible upon a change of control at a conversion price per share equal to the lesser of (i) an amount equal to 85% (2018 Convertible Notes) or 80% (2019 Convertible Notes) of the per share consideration to be received by the holders of the Company’s common stock upon such change of control and (ii) the price obtained by dividing $600,000,000 (2018 Convertible Notes) or $300,000,000 (2019 Convertible Notes) by the number of fully diluted shares outstanding immediately prior to the change of control. The lenders may have also elected to redeem the Initial Convertible Notes principal and accrued interest without premium or penalty upon the occurrence of a change of control.

Upon the occurrence of certain events of default as defined in the Initial Convertible Notes, the Initial Convertible Notes principal and accrued interest would have automatically become due and payable or can become due and payable at the election of the lenders, without premium or penalty.

The Company has elected the fair value option to account for the Initial Convertible Notes, with changes in fair value recorded through the Company’s consolidated statements of operations as other income (expense), net in each report period.

In accordance with the Company’s election of the fair value option, the Company expensed all issuance costs related to the Convertible Notes as incurred.

The Company utilized an income approach valuation model to estimate the fair value of the Initial Convertible Notes as of their respective issuance dates and as of January 31, 2020. The valuation model captures the expected settlement value of the Convertible Notes based on the Company’s assumption that a qualified financing event occurring in February 2020 is the most likely settlement event. As described above, the qualified financing event represents a variable share, fixed value settlement based on the respective discounted per share conversion prices described above. The estimated settlement value of the Initial Convertible Notes has been discounted back to present value as of each measurement date utilizing a discount rate of 10.0%.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

As of January 31, 2020, the fair value and principal value of the Initial Convertible Notes were:

Initial Convertible Notes	January 31, 2020
Fair value, in accordance with fair value option	$26,892,459
Principal value outstanding	$21,450,000

The Company recorded a loss from the change in fair value of the Initial Convertible Notes of $5,191,117 during the year ended January 31, 2020.

In February 2020, in conjunction with the Recapitalization transactions described in Note 9 the Company and the holders of the Initial Convertible Notes agreed to amend the terms of the Initial Convertible Notes. The primary impact of the amendment was to change the conversion terms previously described, such that upon the closing of the Series C Preferred Stock Financing and Recapitalization, the Initial Convertible Notes (principal and accrued interest) would convert into 6,766,614 shares of Series C Preferred Stock and 16,939,143 shares of Series C-1 Preferred Stock.

The Company determined that the modification of the Initial Convertible Notes represented an extinguishment for accounting purposes. The Company estimated the fair value of the Series C and Series C-1 Preferred Stock to be issued upon conversion to be $17,612,235. In addition, the Company issued 6,874,309 shares of Class A Common Stock to the majority holder of the Initial Convertible Notes as consideration for their agreement to the amendment terms. The Company included the fair value of these Class A Common Shares (estimated as $1,443,605) as part of the reacquisition price of the Initial Convertible Notes in the extinguishment calculation. Based on the carrying value of the Initial Convertible Notes (under the fair value option) of $27,767,399 at the date of the amendment, the Company recorded a gain on extinguishment associated with the amendment of $8,711,559, which is included as a component of other income (expense) in the consolidated statements of operations.

Simple Agreement for Future Equity

In October 2019, the Company entered into a simple agreement for future equity (“SAFE”) agreement with an investor in exchange for $1,500,000 in cash proceeds. The SAFE accrues dividends at a rate of 6.0% per annum while outstanding.

The SAFE principal and accrued interest are automatically convertible upon an equity financing event at a conversion price per share equal to the lesser of (i) an amount equal to 80% of the lowest price per share paid by other investors for the preferred stock sold in the equity financing and (ii) the price obtained by dividing $300,000,000 by the number of fully diluted shares outstanding immediately prior to the equity financing. In addition, the SAFE is optionally convertible upon a non-equity financing event under the same conversion terms as described above. The SAFE holder can also elect to receive a cash payment upon a change of control or initial public offering event and would be paid out its initial investment plus accrued dividends in the event of a liquidation of the Company.

The Company has elected the fair value option to account for the Convertible Notes and SAFE, with changes in fair value recorded through the Company’s consolidated statements of operations as other income (expense), net in each report period.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

The Company utilized an income approach valuation model to estimate the fair value of the SAFE as of its issuance date and as of January 31, 2020. The valuation model captures the expected settlement value of the SAFE based on the Company’s assumption that an equity financing event occurring in February 2020 is the most likely settlement event. The estimated settlement value of the SAFE has been discounted back to present value as of each measurement date utilizing a discount rate of 10.0%.

As of January 31, 2020, the fair value and principal value of the SAFE was:

SAFE	January 31, 2020
Fair value, in accordance with fair value option	$1,882,397
SAFE principal value outstanding	$1,500,000

The Company recorded a loss from the change in fair value of the SAFE of $382,397 during the year ended January 31, 2020. Based on the carrying value of the SAFE (under the fair value option) of $1,822,397 at the date of the amendment in connection with the Recapitalization transactions described in Note 9, the Company recorded a gain on extinguishment associated with the amendment of $691,867, which is included as a component of other income (expense) in the consolidated statements of operations.

February 2020 Convertible Notes

In February 2020, just prior to the Recapitalization and Series C Preferred Stock Financing (see Note 9), the Company entered into convertible promissory note arrangements pursuant to which the Company borrowed $2,200,000 (the “2020 Convertible Notes”).

The 2020 Convertible Notes accrued interest at 6.0% per annum on the outstanding principal balance, payable at maturity. The 2020 Convertible Notes were due and payable on the earlier of (i) when requested by a majority of the lenders on or after December 11, 2020, (ii) when, upon the occurrence of an event of default, such amounts are declared due and payable by the lenders or become automatically due and payable, or (iii) if not converted, upon a change of control. The 2020 Convertible Notes were not prepayable by the Company without the consent of a majority of the lenders.

The 2020 Convertible Notes principal and accrued interest were automatically convertible upon a qualified financing event into a number of shares issued in the qualified financing event, at the per share price paid by the other investors in the financing. In addition, the holders of the 2020 Convertible Notes would receive a number of shares of Class A Common Stock (as specified in each respective agreement), and the same warrant coverage, as applicable, as the other investors in the qualified financing.

The 2020 Convertible Notes principal and accrued interest were optionally convertible upon a change of control at a conversion price per share equal to 80% of the per share consideration to be received by the holders of the Company’s common stock upon such change of control. The lenders may have also elected to redeem the Initial Convertible Notes principal and accrued interest without premium or penalty upon the occurrence of a change of control.

Upon the occurrence of certain events of default as defined in the 2020 Convertible Notes, the 2020 Convertible Notes principal and accrued interest would automatically become due and payable or would become due and payable at the election of the lenders, without premium or penalty.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

In February 2020, upon the consummation of the Series C Preferred Stock Financing (a qualified financing event), the 2020 Convertible Notes were automatically converted into 2,426,113 shares of Series C Preferred Stock, 2,036,617 shares of Class A Common Stock and 310,937 warrants to purchase Class A Common Stock. The Company accounted for the conversion of the 2020 Convertible notes as an extinguishment of the debt instruments. The Company estimated the fair value of the Series C Preferred Stock issued upon conversion to be $2,200,017, the fair value of the Class A Common Stock issued upon conversion to be $427,690, and the fair value of the warrants to purchase Class A Common Stock to be $62,187. Based on the carrying value of the 2020 Convertible Notes of $2,200,000 at the date of the extinguishment, the Company recorded a loss on extinguishment of $489,894, which is included as a component of other income (expense) in the consolidated statements of operations.

9.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

Recapitalization and Series C Preferred Stock Financing

In February 2020, the Company completed a recapitalization of its previously outstanding Preferred Stock (the “Recapitalization”). In accordance with the terms detailed in the Series C Stock Purchase Agreement, all outstanding shares of Series A-1, A-2, A-3, A-4, A-5, B, and B-2 Preferred Stock converted into shares of Class A Common Stock, at a ratio of one share of Class A Common Stock for every four shares of previously outstanding Preferred Stock. In total, 3,538,484 shares of Class A Common Stock were issued upon the conversion of the previously outstanding Preferred Stock.

Additionally in February 2020, the Company completed the initial closing of the Series C Preferred Stock Financing round, with subsequent closings occurring in March, April and May 2020. In total, the Company issued 59,575,811 shares of Series C Preferred Stock in exchange for $54,022,876 in gross cash proceeds, as well as 9,647,847 shares of Series C Preferred Stock upon the conversion of the Convertible Notes and SAFE (see Note 8). The cash investors, in addition to the February 2020 Convertible Note holders, received warrants to purchase Class A Common Stock based on the number of shares of Series C Preferred Stock acquired. The Company also allocated approximately $1,236,600 in proceeds from the Series C Preferred Stock to the value of the warrants on a relative fair value basis (see Note 10).

In accordance with the terms of the recapitalization and Stock Purchase Agreement, the holders of the previously outstanding Preferred Stock that participated in the Series C Preferred Stock Financing were eligible to receive additional shares of Series C-1 Preferred Stock, based on their total historical investments. In total, the holders of the previously outstanding Preferred Stock received 11,415,620 shares of Series C-1 Preferred Stock based on their participation in the Series C Preferred Stock Financing, which was also considered as part of the recapitalization described above. In addition, 18,087,227 shares of Series C-1 Preferred Stock were issued upon the conversion of the Convertible Notes and SAFE (see Note 8).

The Company accounted for the conversion of the previously outstanding Preferred Stock in exchange for the Class A Common Shares (and Series C-1 Preferred Stock to the extent the investors participated in the Series C Preferred Stock Financing) as an extinguishment of the previously outstanding Preferred Stock. The carrying value of the previously outstanding Preferred Stock, less the fair value of the Series C-1 Preferred Stock issued, was reclassified to additional paid in capital.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

The holders of the redeemable convertible preferred stock (“Preferred Stock”) have various rights and preferences as described below:

Voting Rights— Each share of Preferred Stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. As it is convertible into non-voting Class B Common Stock, the Series C-1 Preferred Stock does not have any voting rights. The holders of the voting Preferred Stock votes together as one class with the Class A Common Stock, except as below:

The holders of the Series C Preferred Stock are entitled to elect, voting as a separate class, three members to the Company’s board of directors. The holders of the Class A Common Stock are entitled to elect, voting as a separate class, two members to the Company’s board of directors. The holders of the Series C Preferred Stock and Class A Common Stock are entitled to elect, voting together as a separate class on an as-converted basis, any remaining directors.

Dividends— In any calendar year, the holders of the outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration of payment of any distribution of common stock in such calendar year. The holders of the outstanding shares of Series C Preferred Stock will have preference over the holders of Series C-1 Preferred Stock in relation to any such dividend payments. The Dividend Rates for each class of Preferred Stock are $0.054408 per share for Series C Preferred Stock and $0.054408 per share for Series C-1 Preferred Stock.

No distributions shall be made with respect to the common stock unless dividends on the Preferred Stock have been declared and paid or set aside for payment. The Preferred Stock dividend rights are not cumulative and do not accrue unless declared or paid.

As of January 31, 2021, no dividends have been declared or paid on the Company’s Preferred Stock.

Liquidation Preference— In the event of any liquidation, dissolution, or winding-up of the Company, either voluntary or involuntary, the holders of the Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the assets or funds of the Company to the holders of the Series C-1 Preferred Stock and common stock, an amount equal to the greater of (i) the sum of (x) the liquidation preference per share for the Series C Preferred Stock and (y) all declared but unpaid dividends and (ii) such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into shares of Class A Common Stock immediately prior to such liquidation event. The holders of the Series C-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the greater of (i) the sum of (x) the liquidation preference per share for the Series C-1 Preferred Stock and (y) all declared but unpaid dividends and (ii) such amount per share as would have been payable had all shares of Series C-1 Preferred Stock been converted into shares of Class B Common Stock immediately prior to such liquidation event.

The liquidation preferences for each class of Preferred Stock are $0.906793 per share for Series C Preferred Stock, $0.906793 per share for Series C-1 Preferred Stock, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

If the Company has insufficient assets to permit payment of the liquidation preference in full to all holders of the Preferred Stock, then the assets of the Company shall be distributed ratably to the holders of Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. After payment of the liquidation preference in full to the holders of Preferred Stock, the remaining assets of the Company shall be distributed ratably to the holders of the common stock.

Redemption— The Preferred Stock is not mandatorily redeemable. The Preferred Stock may be redeemable upon the occurrence of certain deemed liquidation events, including (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including any stock acquisition, reorganization, merger, or consolidation, but excluding any sale of stock for capital raising purposes) other than a transaction where the holders of the voting securities of the Company retain a controlling interest after such transaction, or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company, unless waived by a majority of the holders of the Preferred Stock. The Preferred Stock redemption price would be equivalent to the liquidation preference described above.

Conversion— Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into shares of either Class A Common Stock (for the Series C Preferred Stock) or Class B Common Stock (for the Series C-1 Preferred Stock) as is determined by dividing the original issue price of the Preferred Stock by the conversion price in effect at the time of conversion for each such series of Preferred Stock. The original issue price and the conversion price per share for each class of Preferred Stock are $0.906793 per share for Series C Preferred Stock and $7.254344 per share for Series C-1 Preferred Stock. As of January 31, 2021, the conversion ratio for the Series C Preferred Stock was one-to-one and for Series C-1 Preferred Stock was eight-to-one.

Each share of Preferred Stock will automatically be converted into shares of either Class A Common Stock (for the Series C Preferred Stock) or Class B Common Stock (for the Series C-1 Preferred Stock) at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company to the public with aggregate gross proceeds to the Company in excess of $50,000,000 or (ii) the consent of holders of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

10.	COMMON STOCK

The Company’s certificate of incorporation, as amended in June 2020, authorized the Company to issue up to 140,830,491 shares of Class A Common Stock and 29,502,847 shares of Class B Common Stock. In the prior fiscal year, the Company’s common stock was comprised of one class with authorized shares totaling 25,400,000.

The holders of shares of Class A Common Stock are entitled to one vote for each share of common stock held. The Class B Common Stock is non-voting. No shares of Class B Common Stock were issued and outstanding as of January 31, 2021 and 2020.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and after payment to the holders of shares of Preferred Stock of their liquidation preferences, the holders of the common stock are entitled to the entire remaining assets of the Company on a pro rata basis.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Series C Preferred Stock Financing Warrants

In conjunction with the Series C Preferred Stock Financing (see Note 9), the Company issued a total of 6,668,714 Warrants to purchase Class A Common Stock to the Series C investors. The Warrants have a $0.01 exercise price per share and have a 10 year term to expiration. The Warrants can be exercised for cash or on a cashless basis. The Company determined that the Warrants met the requirements for equity classification under ASC 480 and ASC 815. The Company estimated the fair value of the Warrants and allocated approximately $1,236,600 in proceeds from the Series C Preferred Stock to the value of the Warrants on a relative fair value basis, which was recorded to additional paid in capital.

During the year ended January 31, 2021, the Company issued a total of 70,000 shares of Class A Common Stock upon the exercise of 70,000 Warrants in exchange for cash proceeds of $14,980.

Customer Warrants

In February 2020, the Company issued a Warrant to purchase 3,406,156 shares of Class A Common Stock to a customer in conjunction with a revenue arrangement (the “Customer Warrant”). The Customer Warrants have a $0.9067 exercise price per share and have a 10 year term to expiration. The Warrants vest upon the achievement of certain performance conditions defined in the agreement, and upon a change of control, either 50% or 100% of the then unvested Customer Warrants will become fully vested, dependent on the acquiring party in the change of control transaction. The Warrants can be exercised for cash or on a cashless basis.

The Company followed the guidance in ASC 718 and ASC 606 for the accounting of non-cash consideration payable to a customer. The Company determined that the Customer Warrants met the requirements for equity classification under ASC 718, and measured the Customer Warrants based on their grant date fair value, estimated to be $154,330. The Company recorded this amount as a deferred asset and additional paid in capital as of the issuance date, as the Company believes it is probable that all performance conditions in the Customer Warrants will be met. During the year ended January 31, 2021, the Company recorded a reduction of revenue related to the arrangement with the customer totaling $53,436. As of January 31, 2021, the deferred asset balance outstanding is $100,893, which will be recognized as a reduction in revenue in future periods.

The vesting status of the Customer Warrant is as follows at January 31, 2021:

Vested Customer Warrants	1,021,845
Unvested Customer Warrants	2,384,311

3,406,156

Escrow Distribution

In July 2020, pursuant to the Qx Branch Purchase Agreement, 147,271 shares of Class A Common Stock from the escrow funds were distributed to the QxBranch Sellers.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

As of January 31, 2021, the Company has reserved the following shares of common stock for issuance upon the conversion, exercise or vesting of the underlying instruments:

	Class A Common Stock	Class B Common Stock
Series C Preferred Stock	69,223,658	—
Series C-1 Preferred Stock	—	3,687,836
Common Stock Warrants	10,127,532	—
Stock-based Awards Outstanding	17,015,965	—
Stock-Based Awards Available for Future Grant	11,149,918	—

	107,517,073	3,687,836

11.	EQUITY PLANS

Equity Incentive Plan—In 2013, the Board of Directors adopted the Rigetti & Co., Inc. 2013 Equity Incentive Plan (the “Plan”), which provides for the grant of qualified incentive stock options and nonqualified stock options, restricted stock, restricted stock units or other awards to the Company’s employees, officers, directors, advisors, and outside consultants. The Plan currently allows for the issuance of up to 29,011,572 shares of the Company’s common stock. At January 31, 2021, there were 11,149,918 shares available for future grant under the Plan.

In May 2020, the Board of Directors approved a reduction in the exercise price of eligible current employees’ outstanding options to purchase shares of the Company’s Common Stock (the “2020 Option Repricing”). The new exercise price per share for each repriced option was $0.214. All other terms set forth in original option agreements, including vesting schedules contained therein, remained unchanged. The Company determined that the 2020 Option Repricing resulted in $234,479 in incremental stock-based compensation expense, of which approximately $90,000 was immediately recognized related to options that had previously vested. The remainder of the incremental stock-based compensation expense will be recognized over the remaining requisite service period of the respective stock options.

The stock options awarded by the Company generally vest over a five-year period (unless such awards are immediately vested upon issuance); and expire 10 years from the date of grant. The Company has historically granted restricted stock awards under the terms of the Plan; however, no such awards were granted during the years ended January 31, 2021 and 2020.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

A summary of activity related option grants to employees under the Plan as of January 31, 2021 and 2020, and changes during the years then ended is as follows:

	Number of Options	Weighted-Average Exercise Price	Average Remainng Contractual Term (In Years)
Outstanding—February 1, 2020*	3,769,196	$5.92	8.5
Granted	15,758,489	$0.21
Excercised	(233,532)	$0.21
Forfeited	(2,285,383)	$1.15

Outstanding—January 31, 2021	17,008,770	$0.27	9.0

Exercisable—January 31, 2021	6,204,716	$0.31	8.7
*Does	not reflect the effects of the 2020 Option Repricing

The weighted-average grant date fair value of options granted during the years ended January 31, 2021 and 2020 was $0.09 and $4.08, respectively. The intrinsic value of options exercised during the years ended January 31, 2021 and 2020 was $0 and $654,254, respectively.

Stock-based compensation expense of $2,592,038 and $2,780,618 was recognized during the years ended January 31, 2021 and 2020, respectively, all of which relates to stock option awards. The Company recognized no income tax benefit in the consolidated statements of operations for stock-based compensation arrangements during the years ended January 31, 2021 and 2020.

As of January 31, 2021, there was $5,259,630 of unrecognized compensation cost related to non-vested stock options granted under the Plan, which is expected to be recognized over a weighted-average period of approximately 2.9 years.

Stock-Based Compensation Expense—Stock-based compensation for the years ended January 31, 2021 and 2020, was as follows:

	2021	2020
Research and development	$894,141	$1,020,383
General and administrative	1,697,897	1,760,235

Total Stock-Based Compensation Expense	$2,592,038	$2,780,618

Fair Value of Common Stock and Options— The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. Expected volatility for the Company’s common stock was determined based on an average of the historical volatility of a peer group of similar public companies. The expected term of options granted was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate is based upon the U.S. Treasury yield curve in effect at the time of grant for the period equivalent to the expected life of the option.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

In determining the exercise prices for options granted, the Company’s board of directors has considered the fair value of the common stock as of the grant date. The fair value of the common stock has been determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from an independent third-party valuation, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current engineering and management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others.

The range of assumptions used in the Black-Scholes option-pricing model for options issued to employees during the years ended January 31, 2021 and 2020, are as follows:

	2021	2020
Expected volatility	41.2%43.1%	60.0%
Weighted-average risk-free interest rate	0.3%—0.6%	1.4%—2.6%
Expected dividend yield	0%	0%
Expected term (in years)	5.0—6.3 years	5.0—6.3 years
Exercise price	$0.21	$7.09

In connection with the QxBranch Acquisition during the year ended January 31, 2020 (See Note 4), the Company assumed 18,134 options to purchase common stock that had been previously granted to the QxBranch employees (the “Qx Assumed Options”). The Qx Assumed Options are not included in the options issuable under the Plan, but are exercisable for the Company’s Class A Common Stock. In May 2020, the remaining outstanding Qx Assumed Options were repriced in a manner similar to the repricing of the options under the Plan described above. The incremental stock compensation related to the repricing of the Qx Assumed Options and the total stock compensation for the years ended January 31, 2021 and 2020 was not material. During the year ended January 31, 2021, there were 5,044 shares of common stock issued upon the exercise of Qx Assumed Options. As of January 31, 2021, there are 7,195 Qx Assumed Options that remain outstanding.

12.	INCOME TAXES

The following table presents domestic and foreign components of loss before income taxes for the years ended January 31, 2021 and 2020:

	2021	2020
Domestic	$(25,222,388)	$(53,088,950)
Foreign	(905,108)	(727,371)

	$(26,127,496)	$(53,816,321)

The Company did not pay any income taxes for the years ended January 31, 2021 and 2020.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

Significant components of the Company’s deferred income tax assets and liabilities as of January 31, 2021 and 2020, are as follows:

Deferred Tax Assets:	2021	2020
Net operating loss carryforwards	$38,650,103	$36,165,188
Accruals and reserves	96,320	100,532
Stock-based compensation	278,581	189,254
Research and development credits	10,986	6,283

Gross deferred assets	39,035,990	36,461,257
Valuation allowance	(38,051,098)	(35,711,205)

Net Deferred Tax Assets	984,892	750,052
Deferred Tax Liabilities:
Property and equipment	$(1,020,408)	$(740,321)
Intangible assets	35,516	(9,731)

Total Deferred Tax Liabilities	(984,892)	(750,052)

Total Net Deferred Tax Assets	$—	$—

The effective tax rate differs from the statutory rate, primarily due to the Company’s history of incurring losses, which have not been benefited, the foreign rate differential related to subsidiary earnings, and other permanent differences.

	Year Ended January 31, 2021			Year Ended January 31, 2020
Component	Gross	Tax Effected	Rate Impact	Gross	Tax Effected	Rate Impact
Total pre-tax book income	$(26,127,496)	$(5,486,531)	22%	$(53,816,321)	$(11,218,494)	21%
State and local income taxes	(145,832)	(115,207)	0%	(3,942,953)	(3,114,933)	5%
Permanent differences	2,049,631	430,423	-2%	8,081,437	1,697,102	-3%
Rate differential	(26,194,435)	(117,749)	0%	(53,174,838)	209,245	0%
Return to provision true up	2,949,170	2,949,170	-11%	—	—	0%
Change in valuation allowance	2,339,894	2,339,894	-9%	12,427,880	12,427,880	-23%

Total:		$—	0%		$800	0%

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net U.S. federal and state deferred tax assets have been fully offset by a valuation allowance. The net change in the total valuation allowance was an increase of approximately $2,339,894 and $12,427,880 for the years ended January 31, 2021 and 2020.

As of January 31, 2021, the Company had net operating loss carryforwards for federal income tax purposes of $153,292,553, which expire beginning in the year 2033, and federal research and development tax credits of $2,328,063, which expire beginning in the year 2035. There are $111,790,267 of indefinite-lived federal net operating loss carryforwards, which are included in the total federal net operating loss carryforwards as of January 31, 2021.

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

As of January 31, 2021, the Company had net operating loss carryforwards for state income tax purposes of $87,501,875, which expire beginning in the year 2033, and state research and development tax credits of $2,344,146, which do not expire.

Utilization of the net operating losses and credits may be subject to substantial annual limitation due to federal and state ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the net operating losses and credits before their utilization. The Company has not performed a Section 382 analysis to determine if a change occurred and whether the use of net operating loss carryforwards and credits carryforwards will be limited to offset future taxable income. For financial statement purposes, the Company has included the federal and state net operating losses and credits in the deferred tax assets with a full valuation allowance.

As of January 31, 2021, the Company had unrecognized tax benefits of $4,672,209. No amount of unrecognized tax benefits would affect the effective tax rate because any tax benefits that, if recognized, would result in adjustments to a related deferred tax asset that are offset by a valuation allowance.

Beginning balance at 2/1/2020	$4,672,209
Current year increase(decrease)	—
Prior year adjustment—increase(decrease)	—

Ending balance at 1/31/2021	$4,672,209

The Company files U.S. federal income tax returns as well as income tax returns in California, Australia, and the United Kingdom. As of January 31, 2021, the tax years 2013 through the current period remain open to examination by the major jurisdictions in which the Company is subject to tax. Fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized. The Company is not currently subject to U.S. federal, state, or non-U.S. income tax examinations by any tax authorities.

13.	SEGMENTS

The following table presents a summary of revenue by geography for the years ended January 31, 2021 and 2020:

	2021	2020
Americas	$5,108,847	$735,482
Europe	412,747	—
Australia	21,004	—

	$5,542,598	$735,482

RIGETTI & CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JANUARY 31, 2021 AND 2020

14.	RELATED-PARTY TRANSACTIONS

In 2017, the Company entered into an agreement with a customer, who also holds redeemable convertible preferred stock in the Company, for the deployment of the Company’s product as further discussed in Note 3. The Company has recorded revenue of $173,359 during the year ended January 31, 2020, related to this related party. No related party revenue was recognized during the year ended January 31, 2021.

15.	SUBSEQUENT EVENTS

Debt Financing – In March 2021, the Company entered into an agreement with a Venture Capital institution to secure a debt commitment of $12.0 million. The term loan is collateralized by substantially all of the company’s assets. The terms of the agreement include a warrant issuance of 398,040 shares and limited equity participation rights to the debt holders. The debt agreement does not include any financial covenants and is repayable over a period of 48 months from the draw down. The Company drew all of the $12.0 million in March 2021.

In May 2021, the debt agreement was modified to increase the overall debt commitment to $27.0 million, the total warrant issuance to 995,099 shares and modifications of other terms. The Company drew an additional $8.0 million of the total debt commitment of $27.0 million.